Exhibit 99.2

FOR IMMEDIATE RELEASE

TotalFinaElf to sell its Fluorinated Telomers Business to DuPont

Paris, April 30, 2002 — Atofina, the Chemicals branch of the TotalFinaElf Group recently concluded an agreement in principle with DuPont for the sale of its Fluorinated Telomers business.

This activity entails the production and sale of specialty fluorochemicals marketed under the trade names Foraperle® and Forafac®.

These products are used to manufacture oil, grease and water repellents, as well as high performance surface protection solutions. Production is based at a plant within the Villers-St-Paul facilities in France.

This divestiture should strengthen the development prospects of an activity which offers few synergies with the chemical branch Atofina’s other activities, and in which its market share is a marginal one.

This decision is in line with Atofina’s ongoing strategy to refocus its portfolio of chemical activities.

The conclusion of this agreement is subject to the workers council information and consultation procedures, and to the approval of the relevant authorities.